UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025 (Report No. 2).

Commission File Number: 001-40065

IM Cannabis Corp.
(Exact Name of Registrant as Specified in Charter)

Kibbutz Glil Yam, Central District, Israel 4690500
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

CONTENTS

Board Changes

Effective September 15, 2025, Messrs. Shmulik Arbel and Brian Schinderle have resigned from the Company’s Board, Audit Committee and Compensation Committee, as applicable.

The Board has appointed Messrs. Asaf Yitzhaik and Eli Zamir to the Board and as members of the Audit Committee, effective immediately, to fill in the vacancies created by the foregoing resignations. In addition, Mr. Zamir has been appointed as a member of the Compensation Committee to replace Mr. Schinderle.

Mr. Yitzhaik is a seasoned businessman with over three decades of experience in retail and real estate. He is the owner of ASI Glasses, a long-established optics and optometry business in Israel, and has extensive real estate holdings in Israel and abroad. Mr. Yitzhaik also serves as a director of several publicly traded companies, including Gix Internet Ltd. (TASE: GIX), Rani Zim Shopping Centers Ltd. (TASE: RANI), Save Foods, Inc. (Nasdaq: SVFD), Plentify Ltd. (CSE: PLNT), Polyrizon Ltd. (Nasdaq: POLY), and Clearmind Medicine Inc. (Nasdaq: CMND).

Mr. Zamir brings extensive expertise in finance, capital markets, and public company governance. He has served as CEO of an underwriting firm, CFO of a public real estate company, and raised significant institutional capital for private equity funds and public offerings. Mr. Zamir has also held directorships at leading companies including Formula Systems, Synopsys Israel, AI Conversation Systems, and NewMed Energy. He currently serves as the CEO of Jeff’s Brands Ltd. (Nasdaq: JFBR) and continues to advise and lead M&A and financing activities in the renewable energy sector in Europe.

The Board has also appointed Mr. Oz Adler, a director of the Company, as the new Chairman of the Board, replacing Mr. Oren Shuster, who will continue to serve as the Company’s Chief Executive Officer and a director.

Messrs. Asaf Yitzhaik and Eli Zamir are not a party to any transactions that are disclosable under Item 7.B of Form 20-F.

On September 16, 2025, the Company issued a press release titled: “IM Cannabis Announces Board Changes and Strategic Decision to Identify Additional Business Opportunities”. A copy of this press release is furnished herewith as Exhibit 99.1.

Strategic Decision to Identify Additional Business Opportunities

As part of its ongoing strategic review, the Company has also made a decision to explore the introduction of additional business activities, with the goal of enhancing long-term growth opportunities and creating further shareholder value.

Incorporation by Reference

This Report of Foreign Private Issuer on Form 6-K, is incorporated by reference into the Company’s registration Statement on Form F-3 (File No. 333-289571 and 333-288346) filed with the Securities and Exchange Commission to be a part thereof from the date on which this Report of Foreign Private Issuer on Form 6-K is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.
99.1	Press Release dated September 16, 2025 “IM Cannabis Announces Board Changes and Strategic Decision to Identify Additional Business Opportunities”.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IM CANNABIS CORP.
(Registrant)

Date:	September 16, 2025	By:	/s/ Oren Shuster
		Name:	Oren Shuster
		Title:	Chief Executive Officer and Director